UNAWARE OF ANY MATERIAL CHANGES

Vancouver, British Columbia, October 15, 2024 – At the request of CIRO, Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) (“Bright Minds” or the “Company”) wishes to confirm that the Company’s management is unaware of any material changes in the Company’s operations that would account for the recent increase in market activity.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as treatment resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first- generation compounds, such as fenfluramine, psilocybin, LSD, and ibogaine.

Investor Contact:

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

T: (647) 865-8622

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release.